UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

VimpelCom Ltd.’s subsidiary, Global Telecom Holding S.A.E. (the “GTH”) (EGX: GTHE, LSE: GLTD), an Egyptian joint stock company, announced following the Expiration Date, the number of Buy-Back Shares which have been offered for sale in the Share Buy-Back is 1,328,092,079 Shares. In accordance with the announcement made by GTH on 16 January 2017 (the “Announcement”) and the terms of the EGX Share Buy-Back Application, the number of Buy-Back Shares which will be accepted for sale in the Share Buy-Back is 524,569,062. Accordingly, the number of Buy-Back Shares which will be accepted from each Shareholder who offered Buy-Back Shares into the Share Buy-Back will be scaled down pro-rata in relation to the total number of Buy-Back Shares so offered for sale.

Pursuant to the terms of the Share Buy-Back, GTH, or a person acting on its behalf, expects to make payment (after the deduction of any taxes, fees and expenses) to each Shareholders’ local Egyptian broker in respect of the accepted Buy-Back Shares in cash, without interest, on or before February 21, 2017.

Unless defined herein, capitalized terms shall have the meaning given to them in the Announcement.

The information set form in this Form 6-K is hereby incorporated by reference into Registration Statement No. 333-196223 and Registration Statement No. 333-213905.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 21, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel